FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 27, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS ACQUIRES BCTI TO ENTER TURKMENISTAN MARKET

Moscow, Russia – June 27, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired a 51% stake in Barash Communications Technologies, Inc. (BCTI), a U.S. company that is the leading mobile phone operator in the Republic of Turkmenistan.

MTS acquired a 51% controlling stake in BCTI, incorporated in the United States, from the founders of the company for $28.05 million with an agreement to increase its ownership to 100% within the next eight months, subject to certain conditions. The price of the remaining 49% stake will depend on the operating and financial performance of the company, but will not exceed $26.95 million.

BCTI’s branch in Turkmenistan holds GSM-900/1800 and AMPS licenses for the entire territory of the country (population: 6.6 million(1)). Mobile penetration in Turkmenistan is less than 1% and fixed line penetration is estimated at around 6%(2). As of the beginning of June 2005, the company provides services to 59,100 subscribers (57,400 GSM; 1,700 AMPS) and is the leader of the two current GSM providers in the country with a 97% market share(3). The network is based on Siemens equipment.

In 2004, BCTI’s revenues(4) totaled $12.0 million. Average monthly revenue per user (ARPU) for 2004 amounted to approximately $31. The company does not have any debt.

“MTS’ entry into the Turkmen market is a significant step in implementing our strategy of geographical expansion into neighboring countries with high growth potential for the mobile industry. The experience we have gained in developing modern telecommunications infrastructure and providing first rate services will be fully utilized in Turkmenistan,” said Vassily Sidorov, President and CEO of MTS.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911-65-53
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

(1) According to the National Institute of Government Statistics of Turkmenistan as of June 1, 2005.

(2) According to the World Fact Book of the Central Intelligence Agency.

(3) According to BCTI estimates.

(4) As reported in the statutory financial statements of the Turkmen Branch (operating entity) of BCTI, which were prepared in accordance with Turkmen accounting regulations. These amounts may differ to amounts reported under accounting principles generally accepted in the United States.

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 42.36 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 226.5 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: June 27, 2005